SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 24)*

Franchise Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

35180X105
(CUSIP Number)

Vintage Capital Management, LLC

8529 Southpark Circle, Suite 150
Orlando, Florida 32819
(407) 592-8015

With a copy to:

Russell Leaf, Esq.
Jared Fertman, Esq. Sean Ewen, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099 (212) 728-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 21, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35180X105	13D	Page 2 of 5
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14) TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 35180X105	13D	Page 3 of 5
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14) TYPE OF REPORTING PERSON (see instructions) IN

Explanatory Note

This Amendment No. 24 (this “Amendment”) amends and supplements the Schedule 13D filed on August 1, 2018 (as amended by Amendment No. 1 to the Schedule 13D filed on August 9, 2018, Amendment No. 2 to the Schedule 13D filed on May 6, 2019, Amendment No. 3 to the Schedule 13D filed on May 17, 2019, Amendment No. 4 to the Schedule 13D filed on July 11, 2019, Amendment No. 5 to the Schedule 13D filed on August 8, 2019, Amendment No. 6 to the Schedule 13D filed on August 28, 2019, Amendment No. 7 to the Schedule 13D filed on October 1, 2019, Amendment No. 8 to the Schedule 13D filed on October 24, 2019, Amendment No. 9 to the Schedule 13D filed on December 17, 2019, Amendment No. 10 to the Schedule 13D filed on January 3, 2020, Amendment No. 11 to the Schedule 13D filed on January 31, 2020, Amendment No. 12 to the Schedule 13D filed on March 27, 2020, Amendment No. 13 to the Schedule 13D filed on April 3, 2020, Amendment No. 14 to the Schedule 13D filed on April 27, 2020, Amendment No. 15 to the Schedule 13D filed on August 4, 2020, Amendment No. 16 to the Schedule 13D filed on September 8, 2020, Amendment No. 17 to the Schedule 13D filed on January 27, 2021, Amendment No. 18 to the Schedule 13D filed on March 15, 2021, Amendment No. 19 to the Schedule 13D filed on May 26, 2021, Amendment No. 20 to the Schedule 13D filed on May 11, 2022, Amendment No. 21 to the Schedule 13D filed on April 17, 2023, Amendment No. 22 to the Schedule 13D filed on May 10, 2023, and Amendment No. 23 to the Schedule 13D filed on August 8, 2023, this “Schedule 13D”) by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in this Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in this Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

At the Effective Time, in accordance with the terms and conditions set forth in the Merger Agreement, each share of Common Stock outstanding immediately prior to the Effective Time (other than (i) shares of Common Stock, shares of the Company’s preferred stock, par value $0.01 per share, and shares of the 7.5% Series A Cumulative Perpetual Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”)), of the Company owned by Bryant Riley, B. Riley or any wholly-owned subsidiary of B. Riley, Parent, Merger Sub or any wholly-owned subsidiary of Parent, the Company or any wholly-owned subsidiary of the Company, and in each case not held on behalf of third parties, (ii) shares of Common Stock that were owned by stockholders of the Company who did not vote in favor of the Merger Agreement or the Merger and who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware and (iii) shares of Common Stock that were cancelled or converted into shares of common stock of the Surviving Corporation in accordance with the Merger Agreement, the Rollover Agreement, or additional rollover and contribution agreements entered into on or about August 7, 2023 and August 14, 2023, with certain stockholders of the Company including the Reporting Persons (such parties other than Freedom VCM Holdings, collectively, the “Rollover Stockholders”), was converted into the right to receive cash in an amount equal to $30.00 in cash per share, without interest (the “Per Share Merger Consideration”).

At the Effective Time, each outstanding stock option to purchase shares of Common Stock granted under the Company’s stock plans (“Company Option”) entitled the holder to receive, without interest, an amount in cash equal to the product of multiplying (A) the number of shares of Common Stock subject to such Company Option as of immediately prior to the Effective Time and (B) the excess, if any, of the Per Share Merger Consideration over the exercise price per share of the Common Stock subject to such Company Option.

At the Effective Time, each outstanding restricted stock unit granted under the Company’s stock plans that would have vested solely based on continued employment or services (“Company RSU”) vested and entitled the holder of such Company RSU to receive, without interest, an amount in cash equal to the product obtained by multiplying (A)  the number of shares of Common Stock subject to such Company RSU immediately prior to the Effective Time and (B) the Per Share Merger Consideration.

At the Effective Time, each outstanding stock unit granted under the Company’s stock plans that would have vested based on both the achievement of performance goals (other than performance goals related to the Company’s share price) and continued employment or services (“Company PRSU”) vested and entitled the holder of such Company PRSU to receive, without interest, an amount in cash equal to the product obtained by multiplying (A) the number of shares of Common Stock subject to such vested Company PRSU immediately prior to the Effective Time and (B) the Per Share Merger Consideration.

At the Effective Time, each outstanding stock unit granted under the Company’s stock plans that would have vested based on both the achievement of performance goals related to the Company’s share price and continued employment or services were, automatically and without any action on the part of the holder thereof, cancelled for no consideration, payment or right to consideration or payment.

As a result of the transactions described above, the Reporting Persons no longer beneficially own any shares of Common Stock.

Item 5.	Interests in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety with the following:

(a)-(b) As a result of the transactions described in Item 4, as of August 21, 2023, the Reporting Persons no longer beneficially own any shares of Common Stock. As such, the Reporting Persons no longer have any voting or dispositive power over any shares of Common Stock.

(c) Except for the transactions described in Item 4, there were no transactions in the Common Stock effected by the Reporting Persons during the past 60 days.

(d) Not applicable.

(e) As a result of the transactions described in Item 4, as of August 21, 2023, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 21, 2023

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Name: Brian R. Kahn